EXHIBIT 99.8
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AT THE TRUST
Robert G. Higgins                      Investor Relations
First Vice President, General Counsel  L.G. Schafran - Chairman and
630-218-7255                           Interim CEO/President
bhiggins@banyanreit.com                630-218-7250
                                       ir@banyanreit.com



FOR IMMEDIATE RELEASE
THURSDAY, MAY 2, 2002


            BANYAN STRATEGIC REALTY TRUST SIGNS CONTRACT TO
     SELL LAST REMAINING PROPERTY, NORTHLAKE TOWER FESTIVAL MALL,
                           FOR $20.5 MILLION


OAK BROOK, ILLINOIS - MAY 2, 2002 - BANYAN STRATEGIC REALTY TRUST
(Nasdaq: BSRTS) today announced that it has signed a contract to sell its Tucker (Atlanta), Georgia property, known as Northlake Tower Festival Mall, for a gross purchase price of $20.5 million. The purchaser, West Coast Realty Investors, Inc., a Delaware corporation, has deposited $200,000 in earnest money and is required to deposit an additional $200,000 at the end of the inspection period (see below).

Northlake Tower Festival Mall is a 322,000 square foot power center on 38 acres located in suburban Atlanta. It is currently ninety-eight percent (98%) leased to 49 tenants including Toys R-Us; Office Max; PetSmart; Haverty's; AMC Theaters and Bally Total Fitness.

The purchase contract contains a forty-five (45) day inspection period and is further contingent upon the purchaser obtaining the approval of General Electric Capital Corp. ("GECC") to assume the existing first mortgage debt that encumbers the property, which has an approximate principal balance of $16.8 million. The purchaser is required to pay any and all assumption fees charged by GECC. The purchaser may terminate the contract for any reason during the inspection period without penalty.

The closing of the transaction is currently scheduled to occur on or before July 17, 2002, unless an extension is required to complete the debt assumption process. In the event GECC fails to approve the assumption, and the purchaser has not elected to avail itself of alternative financing, the contract will be terminated without penalty to the purchaser.

If the transaction closes at the contract price, the Trust expects to realize net proceeds of approximately $3.35 million, or approximately $0.215 per share, after crediting the Purchaser the amount of the existing Northlake debt (approximately $16.8 million) and paying related closing costs and prorations (expected to be approximately $0.35 million).

The Trust reiterated that it intends to continue its policy of making liquidating distributions to its shareholders when, and as often as, conditions warrant, including as soon as is practical after a closing. The Trust also noted that pursuit of the pending litigation between the Trust and its suspended president Leonard G. Levine is now the primary focus of the Trust's liquidation activity going forward.








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BANYAN STRATEGIC REALTY TRUST
ADD 1




Banyan Strategic Realty Trust is an equity Real Estate Investment Trust
(REIT) that, on January 5, 2001, adopted a Plan of Termination and Liquidation. On May 17, 2001, the Trust sold approximately 85% of its portfolio in a single transaction. Other properties were sold on April 1, 2002 and May 1, 2002. Banyan now owns a leasehold interest in one (1) real estate property located in Atlanta, Georgia (the subject matter of this press release), representing approximately 9% of its original portfolio.
As of this date, the Trust has 15,496,806 shares of beneficial interest outstanding.

Except for the historical information contained herein, certain matters discussed in this release are forward-looking statements, the achievement of which involve risks and uncertainties such as the sale of the Trust's remaining property, the amount of the remaining liquidating distributions, the outcome of pending litigation and other risks and uncertainties that are detailed from time to time in the Trust's reports filed with the Securities and Exchange Commission, including the report on Form 10-K for the year ended December 31, 2001 which was filed with the Securities and Exchange Commission on March 21, 2002. Without limitation, the foregoing words such as "anticipates", "expects", "intends", "plans", and similar expressions are intended to identify forward-looking statements.






          See Banyan's Website at http://www.banyanreit.com.



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